Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the “Merger”) between Hewlett-Packard Company (“HP”) and Compaq Computer Corporation (“Compaq”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the “Merger Agreement”), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following are a letter and a brochure sent by HP to HP shareowners. The letter and brochure are also posted on HP’s external web site, www.VotetheHPway.com.

March 11, 2002

Dear HP Shareowner:

With regulatory clearances now in hand, and with the recent endorsement of ISS — the nation’s leading independent proxy voting advisory firm — we are moving forward to the March 19 merger vote with confidence and momentum.

Only a short time remains for you to cast your vote, and it is important that your vote be counted. Please sign, date and return the enclosed WHITE proxy card or voting instruction form today in the postage-paid envelope provided. If you previously voted against the merger, either on Walter Hewlett’s green card or on HP’s white card, you have every right to change your vote and support the merger. Simply return a properly executed WHITE proxy card or voting instruction form, and it will revoke any prior vote you may have submitted.

“WE THINK THIS IS A WINNER”

In announcing ISS’s recommendation to vote “FOR” the merger, Patrick McGurn, ISS Director of Corporate Programs, enthusiastically stated “We think this is a winner.” During the months leading up to the ISS recommendation, Walter Hewlett and his advisors had numerous meetings and telephone conferences with ISS. They had every opportunity to make their anti-merger case to ISS, and to present and explain their “Focus and Execute” strategy. In the end, after considering Walter Hewlett’s position, ISS concluded. “We believe that the Compaq merger provides a better means of maximizing long-term value....”

We would have expected that Walter Hewlett would accept the ISS decision as a careful, thoughtful conclusion reached by an independent expert. Instead, he immediately issued a statement that “ISS has missed the point.” ISS missed nothing — they simply disagreed with Walter Hewlett’s position and concluded that HP shareowners should vote “FOR” the merger.

ONE LAST THOUGHT:    WAS ALL THIS REALLY NECESSARY?

HP’s Board spent 2 1/2 years evaluating ways to address HP’s challenges and to capitalize on new opportunities for growth. Carly Fiorina was brought in by this Board to drive change and put HP back on a path to leadership. Throughout last summer, we met many times and spent long hours considering the Compaq merger. Three key Board meetings were held on July 10, July 19 and July 30. At these three meetings your Board considered and discussed:

•	HP’s alternative strategies, including continued operation on a stand-alone basis, expansion of businesses, dispositions or spin-offs, and possible acquisitions

•	The state of HP’s businesses and the effect of the Compaq merger on those businesses

•	Strategic and financial aspects of the Compaq merger

•	Synergies with Compaq and estimated cost savings

•	Plans to integrate the HP and Compaq businesses

•	Financial considerations and the terms of the proposed merger agreement.

McKinsey & Co., a nationally-recognized consulting firm, made presentations to the Board at each of the three meetings. At the July 30 meeting, Goldman Sachs & Co., HP’s financial advisor, presented a preliminary analysis of various financial considerations relating to the merger.

Every HP director attended each of these key Board meetings — every director, that is, except for Walter Hewlett.

If Walter Hewlett had taken the time to attend these Board meetings, he might have had a better understanding of why the merger with Compaq is the single best alternative for HP shareowners. If Walter Hewlett had taken the time to attend these Board meetings, maybe he would have joined with all the other HP directors in actively supporting the merger. If Walter Hewlett had taken the time to attend these Board meetings, maybe this proxy contest never would have happened.

When Walter Hewlett did attend Board meetings, he never offered up any alternatives to the Compaq merger. Why? Because all of the alternatives that he suggests in the final days of this proxy contest were at one time debated and rejected by the entire Board — including Walter Hewlett himself. They were rejected because they failed to create sufficient shareowner value.

THE CASE FOR CHANGE:    HP + COMPAQ

During these recent months you have read and heard a great deal about the merger — both pro and con. We thought it would be helpful to pull together, in one place, the many compelling reasons to vote “FOR” the merger, and we are pleased to enclose with this letter a brochure titled “The Case For Change: HP+Compaq.” We think you’ll agree with HP’s Board of Directors and management — and with ISS — that the HP-Compaq merger is a “winner.”

Finally, we appreciate your careful attention to the issues during this critical contest over the future of HP and your investment in HP stock. We appreciate your patience, as we know you have received many mailings and, perhaps, telephone calls from both sides. With your support, this merger will be completed shortly and this corporate dispute will be over.

We thank you for your continued trust and encouragement throughout this entire process.

Sincerely,

Philip M. Condit HP Director	Richard A. Hackborn HP Director
Patricia C. Dunn HP Director	George A. Keyworth II HP Director
Carleton S. Fiorina HP Chairman of the Board and Chief Executive Officer	Robert E. Knowling Jr. HP Director
Sam Ginn HP Director	Robert P. Wayman HP Director, Executive Vice President and Chief Financial Officer

If you have questions or need assistance voting your shares FOR the HP/Compaq merger, please call INNISFREE M&A INCORPORATED toll-free at (877) 750-5836 or GEORGESON SHAREHOLDER toll-free at (888) 921-5724. Additional information about the HP/Compaq merger is available at www.VotetheHPway.com.

Permission to use quotations for inclusion in this document was neither sought nor obtained.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

The technology industry is in the midst of transformation, driven by technical advances, changing customer requirements, and intensified competition.

We are entering a new period of computing in which everything must work with everything else, everywhere, all the time. It's a world in which solutions matter most, size makes a difference, and success depends on our ability to answer our customers' needs.

The merger of HP and Compaq will create a new HP, powerfully configured to succeed in the times ahead.

In the following pages, we will detail our strategy for the future. We believe a thoughtful consideration of the merits of this merger will lead you to conclude it is the single best way to strengthen our business, improve our market position, create new opportunities for employees, and increase the value of your investment in HP.

Future > Status Quo

"Continuous growth was essential for us to achieve our other objectives and to remain competitive. Since we participate in fields of advanced and rapidly changing technologies, to remain static is to lose ground."

The words are those of HP co-founder Dave Packard.

This statement captures the operating philosophy that guided everything Bill Hewlett and Dave Packard did. Indeed, the history of the company they built is a history of bold and timely moves — to take advantage of changing markets, changing customer requirements and changing technologies.

The people of HP have always known the only constant in this industry is change —and responding to change is the only sure way to build a sustainable business. Bill and Dave certainly understood that HP could choose to lead change, or choose to follow it. Always, they chose to lead.

CHANGE

When it made sense, HP has met change by leading with innovation from within. But when the market demanded it, HP has also chosen to acquire companies whose technologies and products were complementary and whose cultures were compatible.

The genius of the HP Way is that it has proven bold enough to embrace change and flexible enough to absorb it.

Ambition
+
Hopes
+
Dreams

"To me, the merger is really about one thing—do we dare to be great? The magnitude of the HP/Compaq merger proves that our leaders do. Given that we dare, can we succeed? When presented with a truly great challenge and a clear vision, the right people rise up to meet it. That's why I support the merger."

—R. Stanley Williams, HP Labs Fellow,
Director of Quantum Science Research.

The people of the new HP will enjoy unprecedented opportunities to invent more widely, more influentially and more powerfully than ever before. They will draw upon a greatly bolstered R&D budget, stronger end-to-end solutions, new partners, new customers, and all the benefits of market leadership; not simply financial rewards, but the assurance that their work will benefit more people, in more places, than ever before.

ALL THOSE IN FAVOR SAY:

"The Hewlett-Packard/Compaq merger will position the combined company to be among the global giants in a consolidating industry. It will enable the company to better leverage its resources in ways such as streamlining engineering and hardware development costs, sharing distribution networks, increasing purchasing power and combining advertising budgets."
Larry Ellison, Chairman and CEO, Oracle Corporation

"The question that seems to have gotten lost in this controversy is whether the merger is good for customers and good for the industry. And clearly the answer to both of those questions is yes."
Craig Conway, President, CEO PeopleSoft

"All computer companies face challenges today, including HP and Compaq. Together, they can be a stronger entity, than each one separately."
Vinod Khosla, Partner, Kleiner Perkins Caufield & Byers

"Amtrak has been standardized on Compaq servers for nearly as long as it has on HP PCs. We're actually very excited about HP's purchase of Compaq because we're hoping that the merger will give us the best of both worlds–letting us stay with our existing platform, while buying from a company that has the sales and support consistency that we have come to rely on."
Jason Blevins, Systems Analyst, Amtrak

"IDC believes that HP and Compaq may well be better off together than apart, as it is the collection of technologies and services that these two companies garner that could be a very important force in helping customers understand how to address tomorrow's infrastructure, while also bringing together much of the technology that can be used to create that infrastructure."
Crawford DelPrete, International Data Corporation, 2002

Permission to use these quotations has been obtained

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP’s Securities and Exchange Commission reports, including but not limited to HP’s annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP’s registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.